UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S CPP PLATFORM DELIVERS A PEPTIDE CARGO

ACROSS THE BLOOD BRAIN BARRIER

Portage Pharmaceuticals Ltd. (PPL) Announces that its Proprietary Human-Derived Cell Permeable Peptide (CPP) Platform Delivers a Peptide Cargo Across the Blood Brain Barrier and that this Construct Demonstrates CNS Activity.

Toronto, Ontario, April 20, 2015 – Portage Biotech Inc. (“Portage” or “the Company”)) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that its wholly owned subsidiary, Portage Pharmaceuticals Ltd. (PPL) has completed a collaborative research study that showed one of its proprietary human-derived CPP sequences and a cargo (PPL-003) reduces inflammation in brain tissue through inhibition of NFkB signalling even if administered when the BBB is closed.

The permeability of the blood brain barrier (BBB) in mice was studied and was transiently disrupted after endotoxin (LPS) challenge. The BBB then closed while cytokines were still elevated in brain tissue.  Administration of PPL-003 at this time significantly reduced brain cytokine levels.

This finding suggests that PPL’s proprietary platform can be used to develop CPP-based therapeutics for CNS indications including neurologic, neurodegenerative, psychiatric and neuro-oncologic diseases.

 “These are very encouraging results further expanding the therapeutic opportunities for our CPP platform” said Frank W. Marcoux, Ph.D., CSO of PPL, “as it provides access to important drug targets in the central nervous system for our therapeutic peptide candidates”.

PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has prioritized inflammation as an area with a large therapeutic opportunity. PPL is continuing its uveitis program working toward an IND submission in 2017.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Portage also has another subsidiary, Biohaven Pharmaceutical Holding Company Limited (Biohaven) in which Portage holds 54% equity interest. Biohaven’s first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders. Biohaven plans to begin a Phase 1 pharmacokinetic and biomarker study by 3Q2015 to confirm optimized drug exposure levels of its novel formulation and fast track its application under Section 505(b)(2) of FDA guidelines.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.